TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2015	2014	2015	2014

Revenues	641	639	1,672	1,905
Fuel and purchased power	299	277	736	824
Gross margin	342	362	936	1,081
Operations, maintenance, and administration	130	138	383	404
Depreciation and amortization	139	135	409	402
Asset impairment reversal	-	(1)	(1)	(1)
Restructuring (Note 3)	11	-	18	-
Taxes, other than income taxes	6	7	21	21
Net other operating losses (Note 4)	54	-	54	3
Operating income	2	83	52	252
Finance lease income	15	12	41	36
Net interest expense (Note 5)	(63)	(64)	(182)	(192)
Foreign exchange gains (losses)	2	-	1	(7)
Gain on sale of assets (Note 3)	263	-	263	1
Earnings before income taxes	219	31	175	90
Income tax expense (Note 6)	31	18	62	33
Net earnings	188	13	113	57

Net earnings attributable to:
TransAlta shareholders Non-controlling interests (Note 7)	166	3	65	21
	22	10	48	36
	188	13	113	57

Net earnings attributable to TransAlta shareholders	166	3	65	21
Preferred share dividends (Note 13)	12	9	35	28
Net income (loss) attributable to common shareholders	154	(6)	30	(7)
Weighted average number of common shares outstanding in the period (millions)	281	273	279	272

Net earnings (loss) per share attributable to common shareholders, basic and diluted	0.55	(0.03)	0.11	(0.03)

See accompanying notes.

TRANSALTA CORPORATION /Q3 2015	F1

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2015	2014	2015	2014

Net earnings	188	13	113	57
Net actuarial gains (losses) on defined benefit plans, net of tax(1)	2	3	4	(8)
Gains on derivatives designated as cash flow hedges, net of tax(2)	3	-	5	-
Total items that will not be reclassified subsequently to net earnings	5	3	9	(8)
Gains on translating net assets of foreign operations	94	25	168	45
Reclassification of translation gains on net assets of divested foreign operations	-	-	-	(6)
Losses on financial instruments designated as hedges of Foreign operations, net of tax(3)	(52)	(19)	(93)	(37)
Reclassification of losses on financial instruments designated as Hedges of divested foreign operations, net of tax(4)	-	-	-	7
Gains on derivatives designated as cash flow hedges, net of tax(5)	225	111	316	100
Reclassification of gains on derivatives designated as cash flow hedges tonet earnings, net of tax(6)	(91)	(49)	(145)	(27)
Total items that will be reclassified subsequently to net earnings	176	68	246	82
Other comprehensive income	181	71	255	74
Total comprehensive income	369	84	368	131

Total comprehensive income attributable to:
TransAlta shareholders	347	73	312	88
Non-controlling interests (Note 7)	22	11	56	43
	369	84	368	131

(1) Net of income tax expense of 1 and nil for the three and nine months ended Sept. 30, 2015 (2014 - 1 expense and 3 recovery), respectively.
(2) Net of income tax expense of 2 and 2 for the nine months ended Sept. 30, 2015 (2014 - nil).
(3) Net of income tax recovery of 8 and 15 for the three and nine months ended Sept. 30, 2015 (2014 - 2 and 5 recovery), respectively.
(4) Net of income tax recovery of 1 for the nine months ended Sept. 30, 2014.
(5) Net of income tax expense of 80 and 118 for the three and nine months ended Sept. 30, 2015 (2014 - 44 and 37 expense), respectively.
(6) Net of income tax expense of 22 and 35 for the three and nine months ended Sept. 30, 2015 (2014 - 7 and 1 expense), respectively.

See accompanying notes.

TRANSALTA CORPORATION /Q3 2015	F2

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions of Canadian dollars)

Unaudited	Sept. 30, 2015	Dec. 31, 2014
Cash and cash equivalents	37	43
Trade and other receivables (Note 9)	494	450
Prepaid expenses	41	17
Risk management assets (Notes 8 and 9)	264	273
Inventory (Note 15)	122	71
	958	854
Long-term portion of finance lease receivables	770	403
Property, plant, and equipment (Note 10)
Cost	12,734	12,532
Accumulated depreciation	(5,526)	(5,294)
	7,208	7,238

Goodwill	464	462
Intangible assets	367	331
Deferred income tax assets	80	45
Risk management assets (Notes 8 and 9)	792	402
Other assets	117	98
Total assets	10,756	9,833

Accounts payable and accrued liabilities	386	481
Current portion of decommissioning and other provisions	74	34
Risk management liabilities (Notes 8 and 9)	164	128
Income taxes payable	2	2
Dividends payable (Note 12)	59	55
Current portion of long-term debt and finance lease obligations (Note 11)	47	751
	732	1,451
Credit facilities, long-term debt, and finance lease obligations (Note 11)	4,403	3,305
Decommissioning and other provisions	328	322
Deferred income tax liabilities	588	434
Risk management liabilities (Notes 8 and 9)	101	94
Defined benefit obligation and other long-term liabilities	346	349
Equity
Common shares (Note 12)	3,056	2,999
Preferred shares (Note 13)	942	942
Contributed surplus	9	9
Deficit	(905)	(770)
Accumulated other comprehensive income	351	104
Equity attributable to shareholders	3,453	3,284
Non-controlling interests (Note 7)	805	594
Total equity	4,258	3,878
Total liabilities and equity	10,756	9,833

Commitments and contingencies (Note 14)
Subsequent events (Note 16)

See accompanying notes.

TRANSALTA CORPORATION /Q3 2015	F3

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in millions of Canadian dollars)

9 months ended Sept. 30, 2015
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive income	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2014	2,999	942	9	(770)	104	3,284	594	3,878
Net earnings	-	-	-	65	-	65	48	113
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	75	75	-	75
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	170	170	6	176
Net actuarial gains on defined benefits plans, net of tax	-	-	-	-	4	4	-	4
Intercompany available-for-sale investments	-	-	-	-	(2)	(2)	2	-
Total comprehensive income				65	247	312	56	368
Common share dividends	-	-	-	(151)	-	(151)	-	(151)
Preferred share dividends	-	-	-	(35)	-	(35)	-	(35)
Sale of investment in subsidiaries to TransAlta Renewables (Note 3)	-	-	-	(14)	-	(14)	229	215
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(74)	(74)
Common shares issued	57	-	-	-	-	57	-	57
Balance, Sept. 30, 2015	3,056	942	9	(905)	351	3,453	805	4,258

See accompanying notes.

9 months ended Sept. 30, 2014
Unaudited	Common shares	Preferred shares	Contributed surplus	Deficit	Accumulated other comprehensive loss	Attributable to shareholders	Attributable to non-controlling interests	Total

Balance, Dec. 31, 2013	2,913	781	9	(735)	(62)	2,906	517	3,423
Net earnings	-	-	-	21	-	21	36	57
Other comprehensive income (loss):
Net gains on translating net assets of foreign operations, net of hedges and tax	-	-	-	-	9	9	-	9
Net gains on derivatives designated as cash flow hedges, net of tax	-	-	-	-	66	66	7	73
Net actuarial losses on defined benefits plans, net of tax	-	-	-	-	(8)	(8)	-	(8)
Total comprehensive income				21	67	88	43	131
Common share dividends	-	-	-	(147)	-	(147)	-	(147)
Preferred share dividends	-	-	-	(28)	-	(28)	-	(28)
Secondary offering of TransAlta Renewables Inc. shares	-	-	-	20	-	20	109	129
Distributions paid, and payable, to non-controlling interests	-	-	-	-	-	-	(62)	(62)
Common shares issued	66	-	-	-	-	66	-	66
Preferred shares issued	-	162	-	-	-	162	-	162
Balance, Sept. 30, 2014	2,979	943	9	(869)	5	3,067	607	3,674

See accompanying notes.
TRANSALTA CORPORATION /Q3 2015	F4

TRANSALTA CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended Sept. 30		9 months ended Sept. 30
Unaudited	2015	2014	2015	2014

Operating activities
Net earnings	188	13	113	57
Depreciation and amortization	153	148	452	443
Gain on sale of assets (Note 3)	(263)	-	(263)	(1)
California claim	-	-	-	(28)
Accretion of provisions	5	5	15	14
Decommissioning and restoration costs settled	(7)	(4)	(20)	(11)
Deferred income tax expense (Note 6)	30	11	50	9
Unrealized (gains) losses from risk management activities	(55)	(29)	54	9
Unrealized foreign exchange (gains) losses	1	(4)	15	4
Provisions	67	(4)	63	-
Asset impairment reversals	-	(1)	(1)	(1)
Other non-cash items	-	5	2	1
Cash flow from operations before changes in working capital	119	140	480	496
Change in non-cash operating working capital balances	81	76	(166)	50
Cash flow from operating activities	200	216	314	546

Investing activities
Additions to property, plant, and equipment (Note 10)	(128)	(144)	(375)	(324)
Additions to intangibles	(7)	(6)	(20)	(19)
Addition to assets held for sale	-	-	-	(13)
Proceeds on sale of property, plant, and equipment	1	2	3	2
Proceeds on sale of investments and development projects	-	-	-	218
Acquisition of renewable energy facilities, net of cash acquired (Note 3)	(52)	-	(52)	-
Realized gains (losses) on financial instruments	5	3	7	(10)
Net decrease in collateral received from counterparties	-	(1)	-	(1)
Net increase in collateral paid to counterparties	-	-	-	4
Decrease in finance lease receivable	6	1	8	2
Other	2	-	2	-
Change in non-cash investing working capital balances	7	(13)	2	4
Cash flow used in investing activities	(166)	(158)	(425)	(137)

Financing activities
Net increase (decrease) in borrowings under credit facilities (Note 11)	130	1	735	(532)
Repayment of long-term debt (Note 11)	(120)	(2)	(754)	(207)
Issuance of long-term debt (Note 11)	-	-	45	434
Dividends paid on common shares (Note 12)	(32)	(29)	(93)	(110)
Dividends paid on preferred shares (Note 13)	(12)	(9)	(35)	(28)
Net proceeds on issuance of preferred shares (Note 13)	-	161	-	161
Net proceeds on sale of non-controlling interest in subsidiary (Note 3)	-	-	211	129
Realized gains (losses) on financial instruments	-	(6)	77	17
Distributions paid to subsidiaries' non-controlling interests (Note 7)	(29)	(19)	(70)	(63)
Decrease in finance lease obligation	(3)	(2)	(10)	(7)
Change in non-cash financing working capital balances	(1)	-	-	-
Other	(1)	(1)	(2)	-
Cash flow from (used in) financing activities	(68)	94	104	(206)
Cash flow from (used in) operating, investing, and financing activities	(34)	152	(7)	203
Effect of translation on foreign currency cash	-	(1)	1	-
Increase (decrease) in cash and cash equivalents	(34)	151	(6)	203
Cash and cash equivalents, beginning of period	71	94	43	42
Cash and cash equivalents, end of period	37	245	37	245
Cash income taxes paid (received)	5	(6)	22	21
Cash interest paid	27	36	153	157
See accompany notes.

TRANSALTA CORPORATION /Q3 2015	F5

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1. ACCOUNTING POLICIES

A. Basis of Preparation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using the same accounting policies as those used in TransAlta Corporation’s (“TransAlta” or the “Corporation”) most recent annual consolidated financial statements, except as outlined in
Note 2(A). These unaudited interim condensed consolidated financial statements do not include all of the disclosures included in the Corporation’s annual consolidated financial statements. Accordingly, they should be read in conjunction with the Corporation’s most recent annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The unaudited interim condensed consolidated financial statements include the accounts of the Corporation and the subsidiaries that it controls.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which are stated at fair value.

These unaudited interim condensed consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of results. TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower, as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on
Oct. 29, 2015.

B. Use of Estimates and Significant Judgments

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to use judgment and make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and disclosures of contingent assets and liabilities. These estimates are subject to uncertainty. Actual results could differ from these estimates due to factors such as fluctuations in interest rates, foreign exchange rates, inflation and commodity prices, and changes in economic conditions, legislation, and regulations. Refer to Note 2(Z) of the Corporation’s most recent annual consolidated financial statements for information regarding judgments and estimates. An additional judgment applied in the first quarter of 2015 with respect to operating and reportable segments is described in Note 2(A).

TRANSALTA CORPORATION /Q3 2015	F6

2. ACCOUNTING CHANGES

A. Current Accounting Changes

I. Operating and Reportable Segments

In January 2015, the Corporation completed changes to its internal reporting to systematize allocations of certain costs to each fuel type within its Generation Segment. This permitted internal reports regularly provided to the chief operating decision maker to be presented at the disaggregated fuel type level. Accordingly, commencing with first quarter 2015 reporting, the Corporation considers the following distinct fuel types as reportable segments: Canadian Coal, U.S. Coal, Gas, Wind, and Hydro. Previously, these were collectively reported as the Generation Segment. Comparative results for 2014 have been restated to align with the re-segmentation: general expenditures of the Generation Segment were allocated to each fuel type segment based on estimated relative benefit derived from those expenditures. For the three and nine months ended Sept. 30, 2014, $3 million and
$12 million, respectively, in expenditures associated with certain functions were determined to benefit the broader organization and were reassigned to the Corporate Segment. No changes arose in respect of the Corporation’s Energy Marketing Segment.

Management has exercised judgment in aggregating the Corporation’s Canadian gas and Australian gas operating segments together into a single reportable segment, Gas. The operating segments were determined to share the following similar economic characteristics: nature of revenue sources, level of contractedness, and customer assumption of fuel and regulatory compliance costs. In addition, the Canadian gas and Australian gas operating segments share substantial similarity in products (energy), processes (gas turbines), customers (industrial and regional utilities) and distribution methods (connection to grid or behind-the-fence generation). Commencing Sept. 1, 2015, the solar facilities acquired (see Note 3) are included in the Wind Segment.

II. Change in Estimates – Useful Lives

During the first quarter, the Corporation’s subsidiary TransAlta Cogeneration L.P. (“TA Cogen”) executed a new 15-year power supply contract with Ontario’s Independent Electricity System Operator for the Windsor facility, which is effective Dec. 1, 2016. Accordingly, the useful life of the Windsor facility was extended prospectively to Nov. 30, 2031. As a result, depreciation expense for the three and nine months ended Sept. 30, 2015 decreased by $2 million and $5 million, respectively. The full year 2015 depreciation expense is expected to be lower by $8 million.

B. Future Accounting Changes

Accounting standards that have been previously issued by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been applied by the Corporation include IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers. Refer to Note 3 of the Corporation’s most recent annual consolidated financial statements for information regarding the requirements of IFRS 9 and IFRS 15.

In September 2015, the IASB issued an amendment to IFRS 15 to defer the Jan. 1, 2017 effective date by one year. Accordingly, IFRS 9 and IFRS 15 are effective for annual periods beginning on or after Jan. 1, 2018. Early application is permitted for both. The Corporation continues to assess the impact of adopting these standards on its consolidated financial statements.

C. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation. These reclassifications did not impact previously reported net earnings.

TRANSALTA CORPORATION /Q3 2015	F7

3. SIGNIFICANT EVENTS

I. Restructured Poplar Creek Contract and Acquisition of Wind Farms

On Sept. 1, 2015, the Corporation and Suncor Energy (“Suncor”) closed the restructuring of their arrangement for power generation services at Suncor’s oil sands base site near Fort McMurray.

The Corporation’s Poplar Creek co-generation facility, which has a maximum capacity of 376 MW, had been built and contracted to provide steam and electricity to Suncor until 2023 and is recorded in the Gas Segment. Under the terms of the new arrangement, Suncor acquired two steam turbines with an installed capacity of 132 MW and certain transmission interconnection assets. The Corporation retained two gas turbines and heat recovery steam generators (“gas generators”), which are leased to Suncor. Suncor assumed full operational control of the co-generation facility, including responsibility for all capital costs, and has the right to use the full 244 MW capacity of the Corporation’s gas generators until Dec. 31, 2030. The Corporation will provide Suncor with centralized monitoring, diagnostics and technical support to maximize performance and reliability of plant equipment. Ownership of the entire Poplar Creek co-generation facility will transfer to Suncor in 2030. As the new contract was determined to constitute a finance lease, the full carrying amounts of the facility were derecognized.

As part of the transaction, the Corporation acquired Suncor’s interest in two wind farms: the 20 MW Kent Breeze facility located in Ontario and Suncor’s 51 per cent interest in the 88 MW Wintering Hills facility located in Alberta.

The following table outlines the preliminary impacts of the transaction, including assets and liabilities disposed of and the fair value of assets acquired and liabilities assumed:

Assets(1)
Finance lease receivable(2)	372
Property, Plant, and Equipment	104
Intangibles	37
Net working capital(3)	2
Total assets acquired	515

Liabilities(1)
Decomissioning and restoration provision	3
Net assets acquired	512

Consideration transferred
Property, Plant, and Equipment	245
Net working capital(3)	14
Cash(3)	1
Decommissioning and restoration provision	(11)
Carrying amount of transferred net assets	249

Gain recognized	263
(1) The Corporation’s 51 per cent interest in the Wintering Hills facility is accounted for as a joint operation.
(2) Future payments under the finance lease are comprised of $16 million during the fourth quarter of 2015, $57 million annually from 2016 to 2018, and $20 million annually from 2019 to 2030. Future payments have been discounted at a rate of 2.68%, based on comparative yield on borrowings of the counterparty with equivalent maturities.
(3) The Corporation expects to finalize net working capital reconciliations with the transferor during the fourth quarter of 2015.

The acquired wind farms’ contribution to the Corporation’s revenue and operating income since the date of acquisition has been nominal. Had the acquisition taken place at the beginning of the year, the wind farms would have contributed $6 million to revenues and reduced $2 million to earnings before tax of the Corporation.

TRANSALTA CORPORATION /Q3 2015	F8

II. U.S. Solar Acquisition

On Sept. 1, 2015, the Corporation closed the acquisition of 100 per cent of the membership interests of RC Solar LLC for cash consideration of $55 million. The assets acquired include 21 MW of fully contracted solar projects located in Massachusetts, which are contracted under long-term power purchase agreements ranging from 20 to 30 years, and are qualified under phase one of the Massachusetts Solar Renewable Energy Credit program (“SREC-I”).

At the acquisition date, the preliminary fair values of the identifiable assets and liabilities of RC Solar LLC were as follows:

Assets
Property, Plant, and Equipment	107
Inventory (SREC-I)	10
Cash	4
Total assets acquired	121

Liabilities
Non-recourse debt	55
Deferred tax liabilities(1)	10
Other net working capital(2)	1
Total liabilities assumed	66

Total consideration transferred(2)	55
(1) The Corporation has recognized a corresponding deferred tax recovery in the Condensed Consolidated Statement of
Earnings at the date of acquisition, representing deductible temporary differences now expected to be recovered.
(2) The Corporation expects to finalize net working capital reconciliations with the seller during the fourth quarter of 2015.

The acquired assets’ contribution to the Corporation’s revenue and operating income since the date of acquisition has been nominal. Had the acquisition taken place at the beginning of the year, the assets would have contributed $4 million to revenues and $1 million to earnings before tax of the Corporation.

The acquisition of the 50 MW wind facility previously announced as part of the transaction closed on Oct. 1, 2015 (see Note 16).

III. Sale of Economic Interest to TransAlta Renewables Inc.

On May 7, 2015, the Corporation closed the previously announced acquisition by TransAlta Renewables Inc. (“TransAlta Renewables”) of an economic interest based on the cash flows of the Corporation’s Australian assets (the “Transaction”). The Corporation’s Australian assets consist of 575 megawatt (“MW”) of power generation from six operating assets and the South Hedland project currently under construction, as well as the recently commissioned 270 kilometre gas pipeline (collectively, the “Portfolio”). TransAlta Renewables’ investment consists of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Australian assets broadly equal to the underlying net distributable profits. The combined value of the Transaction was $1.78 billion. The Corporation continues to own, manage and operate the Australian assets.

With the closing of the Transaction, TransAlta Renewables paid the Corporation $211 million as well as approximately
$1,067 million through a combination of common shares and Class B shares of TransAlta Renewables, increasing its ownership from 70 per cent to 76 per cent. The Class B shares provide voting rights equivalent to the common shares, are non-dividend paying, and will convert into common shares once the South Hedland project is completed and commissioned.

The number of common shares that the Corporation will receive on the conversion of the Class B shares will be adjusted to reflect the actual amount funded by TransAlta Renewables for the construction and commissioning of the South Hedland project relative to target costs of $491 million.

TRANSALTA CORPORATION /Q3 2015	F9

TransAlta Renewables funded the cash proceeds through the public issuance of 17,858,423 Common Shares at a price of
$12.65 per share. The offering closed in two parts on April 15 and 23, 2015. TransAlta Renewables shareholder approval was received on May 7, 2015. TransAlta Renewables received approximately $226 million in gross proceeds, and in total, incurred $10 million in share issue costs, net of $4 million of income tax recovery. Proceeds to equity were further reduced by dividend equivalent payments of $1 million.

IV. Restructuring

On Jan. 14, 2015, the Corporation initiated a significant cost-reduction initiative at its Canadian Coal power generation operations, resulting in the elimination of positions. On Sept. 29, 2015, the Corporation further reduced its overhead costs by eliminating positions primarily at its corporate head office in Calgary.

4. NET OTHER OPERATING LOSSES

A. Settlement with the Market Surveillance Administrator

On March 21, 2014, the Alberta Market Surveillance Administrator (the “MSA”) filed an application with the Alberta Utilities Commission (the “AUC”) alleging, among other things, that TransAlta manipulated the price of electricity in the Province of Alberta when it took outages at certain of its coal-fired generating units in late 2010 and early 2011. The Corporation denied the MSA’s allegations. An oral hearing took place before the AUC in December 2014. A written argument was filed in February 2015. In May 2015, further submissions were filed on a recent Supreme Court of Canada decision relevant to expert evidence. On July 27, 2015, the AUC issued a decision finding, among other things, that (i) the Corporation’s actions in relation to four outage events at its coal-fired generating units, spanning 11 days in 2010 and 2011, restricted or prevented a competitive response from the associated Power Purchase Arrangement buyers and manipulated market prices away from a competitive market outcome and (ii) the Corporation breached applicable legislation by allowing one of its employees to trade while in possession of non-public outage records. The AUC also found that the MSA did not prove, on the balance of probabilities, that the Corporation breached applicable legislation on the basis that its compliance policies, practices and oversight thereof, were inadequate and deficient. This AUC decision marked the end of the first phase of the proceedings. TransAlta filed for leave to appeal the AUC decision with the Alberta Court of Appeal in August 2015. The second phase of the AUC proceedings is to consider what penalty the AUC might impose against the Corporation. On Sept. 30, 2015, TransAlta and the MSA reached an agreement to settle all outstanding proceedings before the AUC. The settlement, which is in the form of a consent order, was approved by the AUC on Oct. 29, 2015. Under the terms of the consent order, the Corporation will pay a total amount of $56 million including approximately $27 million as a repayment of economic benefit, $4 million to cover the MSA’s legal and related costs, and a $25 million administrative penalty. Of this amount, $31 million will be paid 30 days after the approval date, and the $25 million administrative penalty will be paid one year after this first payment. As a result of the approval, the Corporation will be discontinuing the appeal of the AUC’s decision.

The Corporation has accrued the full $56 million as at Sept. 30, 2015.

B. Insurance Recoveries

During the third quarter, the Corporation received $2 million in insurance proceeds relating to claims for repair costs on one of the Corporation’s Canadian Coal facilities.

TRANSALTA CORPORATION /Q3 2015	F10

5. NET INTEREST EXPENSE

The components of net interest expense are as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Interest on debt	57	60	170	179
Capitalized interest	(1)	(1)	(6)	(1)
Interest on finance lease obligations	2	-	3	-
Accretion of provisions	5	5	15	14
Net interest expense	63	64	182	192

6. INCOME TAXES

The components of income tax expense (recovery) are as follows:	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Current income tax expense	5	7	17	24
Adjustments in respect of current income tax of prior periods	(4)	-	(5)	-
Adjustments in respect of deferred income tax of prior periods(1)	5	-	3	2
Deferred income tax expense (recovery) related to the origination and reversal of temporary differences	69	(2)	35	(19)
Deferred income tax expense related to temporary difference on investment in subsidiary(2)	-	-	48	-
Deferred income tax expense resulting from changes in tax rates or laws(3)	-	-	20	-
Deferred tax benefit arising from previously unrecognized tax loss, tax credit, or temporary difference of a prior period, used to reduce deferred income tax expense	-	-	-	(37)
Deferred income tax expense (recovery) arising from the writedown of deferred income tax assets(1)	(44)	13	(56)	63
Income tax expense	31	18	62	33

Presented in the Condensed Consolidated Statements of Earnings as follows:

3 months ended Sept. 30			9 months ended Sept. 30
	2015	2014	2015	2014
Current income tax expense	1	7	12	24
Deferred income tax expense	30	11	50	9
Income tax expense	31	18	62	33
(1)	During the three and nine months ended Sept. 30, 2015, the Corporation reversed a previous writedown of deferred income tax assets of
$51 million (Sept. 30, 2014 - $13 million writedown) and $63 million (Sept. 30, 2014 - $27 million writedown), respectively. Of which, $6 million and $6 million, during the three and nine months ended respectively, has been applied to offset an adjustment in respect of deferred income tax of prior periods. The deferred income tax assets relate mainly to the tax benefits of losses associated with the Corporation’s directly owned U.S. operations. The Corporation had written these assets off as it was no longer considered probable that sufficient future taxable income would be available from the Corporation’s directly owned U.S. operations to utilize the underlying tax losses, due to reduced price growth expectations. Recognized other comprehensive income during the three and nine month months ended Sept. 30, 2015 has given rise to a taxable temporary difference which forms the primary basis for utilization of some of the tax losses and the reversal of the writedown.
(2)	In order to give effect to the Transaction with TransAlta Renewables, a reorganization of certain TransAlta companies was completed. The reorganization resulted in the recognition in the first and second quarter of 2015 of $8 million and $40 million deferred tax liability, respectively, on TransAlta’s investment in a subsidiary. The deferred tax liability had not been recognized previously, as prior to the reorganization, the taxable temporary difference was not expected to reverse in the foreseeable future.
(3)	During the second quarter of 2015, the Government of Alberta substantively enacted legislation to increase its provincial corporate income tax rate to 12 per cent from 10 per cent, effective July 1, 2015, resulting in a net increase in the Corporation’s deferred income tax liability of
$18 million. Of which, $20 million is recorded in the Condensed Consolidated Statement of Earnings with an offsetting $2 million deferred tax recovery recorded in the Condensed Statement of Other Comprehensive Income.
TRANSALTA CORPORATION /Q3 2015	F11

7. NON-CONTROLLING INTERESTS

Summarized financial information relating to subsidiaries with significant non-controlling interests is as follows:

I. TA Cogen

	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Revenues	70	71	214	228
Net earnings	12	16	44	54
Total comprehensive income	16	17	56	68

Amounts attributable to the non-controlling interest:
Net earnings	6	9	22	28
Total comprehensive income	8	10	28	35

Distributions paid to the non-controlling interest	17	12	41	43

As at	Sept. 30, 2015	Dec. 31, 2014
Current assets	65	58
Long-term assets	565	588
Current liabilities	(70)	(64)
Long-term liabilities	(63)	(59)
Total equity	(497)	(523)
Equity attributable to the non-controlling interest	(246)	(260)
Non-controlling interest share (per cent)	49.99	49.99

II. TransAlta Renewables

Amounts attributable to the non-controlling interests include the 17 per cent non-controlling interest in its Kent Hills wind farm.

As a result of the Transaction (Note 3), the Corporation’s share of ownership and voting rights increased from 70.3 per cent to
76.1 per cent on May 7, 2015. As the Class B Shares issued to the Corporation in the Transaction were determined to constitute financial liabilities of TransAlta Renewables and do not participate in earnings until commissioning of South Hedland, they are excluded from the allocation of equity and earnings. Accordingly, the Corporation’s equity participation in TransAlta Renewables increased by a smaller proportion from 70.3 per cent to 72.8 per cent following the transaction.

	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Revenues	41	43	161	161
Net earnings	61	1	90	29
Total comprehensive income	53	1	97	29

Amounts attributable to the non-controlling interests:
Net earnings	16	1	26	8
Total comprehensive income	14	1	28	8

Distributions paid to non-controlling interests	12	7	29	20

As at	Sept. 30, 2015	Dec. 31, 2014
Current assets	60	61
Long-term assets	3,187	1,903
Current liabilities	(339)	(241)
Long-term liabilities	(948)	(682)
Total equity	(1,960)	(1,041)
Equity attributable to non-controlling interests	(559)	(334)
Non-controlling interests share (per cent)	27.2	29.7

TRANSALTA CORPORATION /Q3 2015	F12

8. FINANCIAL INSTRUMENTS

A. Financial Assets and Liabilities - Measurement

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.

B. Fair Value of Financial Instruments

I. Level I, II, and III Fair Value Measurements

The Level I, II, and III classifications in the fair value hierarchy utilized by the Corporation are defined below. The fair value measurement of a financial instrument is included in only one of the three levels, the determination of which is based on the lowest level input that is significant to the derivation of the fair value.

a. Level I

Fair values are determined using inputs that are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. In determining Level I fair values, the Corporation uses quoted prices for identically traded commodities obtained from active exchanges such as the New York Mercantile Exchange.

b. Level II

Fair values are determined, directly or indirectly, using inputs that are observable for the asset or liability.

Fair values falling within the Level II category are determined through the use of quoted prices in active markets, which in some cases are adjusted for factors specific to the asset or liability, such as basis, credit valuation, and location differentials.

The Corporation’s commodity risk management Level II financial instruments include over-the-counter derivatives with values based on observable commodity futures curves and derivatives with inputs validated by broker quotes or other publicly available market data providers. Level II fair values are also determined using valuation techniques, such as option pricing models and regression or extrapolation formulas, where the inputs are readily observable, including commodity prices for similar assets or liabilities in active markets, and implied volatilities for options.

In determining Level II fair values of other risk management assets and liabilities and long-term debt measured and carried at fair value, the Corporation uses observable inputs other than unadjusted quoted prices that are observable for the asset or liability, such as interest rate yield curves and currency rates. For certain financial instruments where insufficient trading volume or lack of recent trades exists, the Corporation relies on similar interest or currency rate inputs and other third-party information such as credit spreads.

c. Level III

Fair values are determined using inputs for the asset or liability that are not readily observable.

The Corporation may enter into commodity transactions for which market-observable data is not available. In these cases, Level III fair values are determined using valuation techniques such as the Black-Scholes, mark-to-forecast, and historical bootstrap models with inputs that are based on historical data such as unit availability, transmission congestion, demand profiles for individual non-standard deals and structured products, and/or volatilities and correlations between products derived from historical prices.

TRANSALTA CORPORATION /Q3 2015	F13

The Corporation also has various commodity contracts with terms that extend beyond a liquid trading period. As forward market prices are not available for the full period of these contracts, the value of these contracts is derived by reference to a forecast that is based on a combination of external and internal fundamental modelling, including discounting. As a result, these contracts are classified in Level III.

The Corporation has a Commodity Exposure Management Policy (the “Policy”), which governs both the commodity transactions undertaken in its proprietary trading business and those undertaken to manage commodity price exposures in its generation business. The Policy defines and specifies the controls and management responsibilities associated with commodity trading activities, as well as the nature and frequency of required reporting of such activities.

Methodologies and procedures regarding commodity risk management Level III fair value measurements are determined by the Corporation’s risk management department. Level III fair values are calculated within the Corporation’s energy trading risk management system based on underlying contractual data as well as observable and non-observable inputs. Development of non-observable inputs requires the use of judgment. To ensure reasonability, system-generated Level III fair value measurements are reviewed and validated by the risk management and finance departments. Review occurs formally on a quarterly basis or more frequently if daily review and monitoring procedures identify unexpected changes to fair value or changes to key parameters.

Information on risk management contracts or groups of risk management contracts that are included in Level III measurements and the related unobservable inputs and sensitivities, is as follows, and excludes the effects on fair value of observable inputs such as liquidity and credit discount (described as “base fair values”), as well as inception gains or losses.

Sensitivity ranges for the base fair values are determined using reasonably possible alternative assumptions for the key unobservable inputs, which may include forward commodity prices, commodity volatilities and correlations, delivery volumes, and shapes.

	Sept. 30, 2015		Dec. 31, 2014
Description	Base fair value	Sensitivity	Base fair value	Sensitivity
Long-term power sale - U.S.	824	+109	511	+76
		-137		-92
Long-term power sales - Alberta	(14)	+14	(13)	+13
		-7		-8
Unit contingent power purchases	(49)	+8	(53)	+9
		-8		-8
Eastern market structured deals	21	+6	2	+1
		-7		-1
Others	(6)	+3	(4)	+2
		-4		-4

i. Long-term power sale - U.S.

The Corporation has a long-term fixed price power sale contract in the U.S. for delivery of power at the following capacity levels:
180 MW through Nov. 30, 2015, 280 MW through Nov. 30, 2016, 380 MW through Dec. 31, 2024, and 300 MW through Dec. 31, 2025. The contract is designated as an all-in-one cash flow hedge.

For periods beyond 2020, market forward power prices are not readily observable. For these periods, fundamental-based forecasts and market indications have been used to determine proxies for base, high and low power price scenarios. The base price forecast has been developed by averaging external fundamental based forecasts (providers are independent and widely accepted as industry experts for scenario and planning views) and market indications. Forward power price ranges per MWh used in determining the Level III base fair value at Sept. 30, 2015 are US$36 - US$45 (Dec. 31, 2014 - US$41 - US$50).

TRANSALTA CORPORATION /Q3 2015	F14

The contract is denominated in US dollars. With the continued strengthening of the US dollar relative to the Canadian dollar from Dec. 31, 2014 to Sept. 30, 2015, the base fair value and the sensitivity value have increased by approximately $107 million and $18 million, respectively, as a result of the currency movement. As the contract is reported at present value, downward movements in the US yield curve have also increased the base fair value and sensitivity values.

ii. Long-term power sales - Alberta

The Corporation has a long-term 12.5 MW fixed price power sale contract (monthly shaped) in the Alberta market through December 2024. The contract is accounted for as held for trading.

For periods beyond 2020, market forward power prices are not readily observable. For these periods, fundamental-based price forecasts and market indications have been used as proxies to determine base, high and low power price scenarios. The base scenario uses the most recent price view from an independent external forecasting service that is accepted within industry as experts in the Alberta market. Forward power price ranges per MWh used in determining the Level III base fair value at
Sept. 30, 2015 are $87 - $98 (Dec. 31, 2014 - $91 - $99).

iii. Unit contingent power purchase agreements

Under the unit contingent power purchase agreements the Corporation has agreed to purchase power contingent upon the actual generation of specific units owned and operated by third parties. Under these types of agreements, the purchaser pays the supplier an agreed upon fixed price per MWh of output multiplied by the pro-rata share of actual unit production (nil if a plant outage occurs). The contracts are accounted for as held for trading.

The key unobservable inputs used in the valuations are delivered volume expectations and hourly shapes of production. Hourly shaping of the production will result in realized prices that may be at a discount (or premium) relative to the average settled power price. Reasonably possible alternative inputs were used to determine sensitivity on the fair value measurements. In particular, a one standard deviation movement upward and downward in the volumetric and price discount rates was assessed. This analysis is based on historical production data of the generation units for available history. Price and volumetric discount ranges per MWh used in the Level III base fair value measurement at Sept. 30, 2015 are (0.4) per cent to 2.8 per cent (Dec. 31, 2014 - 0.3 per cent to
1.5 per cent) and 0 per cent to 9 per cent (Dec. 31, 2014 - 0 per cent to 10 per cent), respectively.

iv. Eastern market structured deals

The Corporation has fixed priced power and heat rate contracts in the eastern United States. Under the fixed priced power contracts the Corporation has agreed to buy or sell power at non-liquid locations, or during non-standard hours. The Corporation has also bought and sold heat rate contracts at both liquid and non-liquid locations. Under a heat rate contract, the buyer has the right to purchase power at times when the market heat rate is higher than the contractual heat rate.

The key unobservable inputs in the valuation of the fixed priced power contracts are market forward spreads and non-standard shape factors. A historical regression analysis has been performed to model the spreads between non-liquid and liquid hubs. The non-standard shape factors have been determined using the historical data. Basis relationship and non-standard shape factors used in the Level III base fair value measurement at Sept. 30, 2015 are 75 per cent to 150 per cent and 65 per cent to 109 per cent, respectively.

The key unobservable inputs in the valuation of the heat rate contracts are implied volatilities and correlations. Implied volatilities and correlations used in the Level III base fair value measurement at Sept. 30, 2015 are 18 per cent to 64 per cent and 36 per cent to 80 per cent, respectively.

TRANSALTA CORPORATION /Q3 2015	F15

II. Commodity Risk Management Assets and Liabilities

Commodity risk management assets and liabilities include risk management assets and liabilities that are used in the energy marketing and generation businesses in relation to trading activities and certain contracting activities. To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within earnings of these businesses.

The following table summarizes the key factors impacting the fair value of the commodity risk management assets and liabilities by classification level during the nine months ended Sept. 30, 2015 and 2014, respectively:

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2014	-	(59)	314	-	180	(97)	-	121	217
Changes attributable to:
Market price changes on existing contracts	-	(20)	316	-	58	(35)	-	38	281
Market price changes on new contracts	-	(7)	-	-	25	(25)	-	18	(25)
Contracts settled	-	21	(19)	-	(136)	63	-	(115)	44
Net risk management assets (liabilities) at Sept. 30, 2015	-	(65)	611	-	127	(94)	-	62	517
Additional Level III information:
Gains recognized in OCI			316			-			316
Total gains (losses) included in earnings before income taxes			19			(60)			(41)
Unrealized gains included in earnings before income taxes relating to net liabilities held at Sept. 30, 2015			-			3			3

	Hedges			Non-Hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets (liabilities) at Dec. 31, 2013	-	(66)	55	-	14	11	-	(52)	66
Changes attributable to:
Market price changes on existing contracts	-	(14)	113	-	(5)	16	-	(19)	129
Market price changes on new contracts	-	(1)	-	-	(12)	17	-	(13)	17
Contracts settled	-	14	(1)	-	18	(41)	-	32	(42)
Net risk management assets (liabilities) at Sept. 30, 2014	-	(67)	167	-	15	3	-	(52)	170
Additional Level III information:
Gains recognized in OCI			113			-			113
Total gains included in earnings before income taxes			1			33			34
Unrealized losses included in earnings before income taxes relating to net assets held at Sept. 30, 2014			-			(8)			(8)

Significant changes in commodity net risk management assets (liabilities) during the nine months ended Sept. 30, 2015 are primarily attributable to the following factors:

•	maturities and increases in value related to market movements for power contracts in the Pacific Northwest (level II non-hedge);
•	changes in value of the long-term power sale contract (level III hedge) as discussed in the preceding section (B)(I)(c)(i) of this note.
TRANSALTA CORPORATION /Q3 2015	F16

III. Other Risk Management Assets and Liabilities

Other risk management assets and liabilities primarily include risk management assets and liabilities that are used in hedging non-energy marketing transactions, such as interest rates, the net investment in foreign operations, and other foreign currency risks. Changes in other risk management assets and liabilities related to hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.

Other risk management assets and liabilities with a total net asset fair value of $212 million as at Sept. 30, 2015
(Dec. 31, 2014 - $115 million net asset) are classified as Level II fair value measurements. The significant changes in other risk management assets (liabilities) during the nine months ended Sept. 30, 2015 are primarily attributable to the strengthening of the US dollar relative to the Canadian dollar on the Corporation’s foreign currency hedges.

IV. Other Financial Assets and Liabilities

The fair value of financial assets and liabilities measured at other than fair value is as follows:

	Fair value				Total carrying value
	Level I	Level II	Level III	Total
Long-term debt(1) - Sept. 30, 2015	-	4,313	-	4,313	4,299
Long-term debt(1) - Dec. 31, 2014	-	4,091	-	4,091	3,918

(1) Includes current portion and excludes $73 million (Dec. 31, 2014 - $64 million) of debt measured and carried at fair value.

The fair values of the Corporation’s debentures and senior notes are determined using prices observed in secondary markets.
Non-recourse and other long-term debt fair values are determined by calculating an implied price based on a current assessment of the yield to maturity.

The carrying amount of other short-term financial assets and liabilities (cash and cash equivalents, trade accounts receivable, collateral paid, accounts payable and accrued liabilities, collateral received, and dividends payable) approximates fair value due to the liquid nature of the asset or liability.

TRANSALTA CORPORATION /Q3 2015	F17

C. Inception Gains and Losses

The majority of derivatives traded by the Corporation are based on adjusted quoted prices on an active exchange or extend beyond the time period for which exchange-based quotes are available. The fair values of these derivatives are determined using inputs that are not readily observable. Refer to Note 8(B) for fair value Level III valuation techniques used. In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (the “transaction price”) and the amount calculated through a valuation model. This unrealized gain or loss at inception is recognized in net earnings (loss) only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or a valuation technique that uses observable market inputs. Where these criteria are not met, the difference is deferred on the Condensed Consolidated Statements of Financial Position in risk management assets or liabilities, and is recognized in net earnings (loss) over the term of the related contract. The difference between the transaction price and the fair value determined using a valuation model, yet to be recognized in net earnings, and a reconciliation of changes is as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Unamortized net gain at beginning of period	189	165	188	160
New inception gains	7	7	24	16
Change in foreign exchange rates	13	8	24	8
Amortization recorded in net earnings during the period	(3)	(2)	(30)	(6)
Unamortized net gain at end of period	206	178	206	178

9. RISK MANAGEMENT ACTIVITIES

A. Net Risk Management Assets and Liabilities

Aggregate net risk management assets and liabilities are as follows:

As at Sept. 30, 2015
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	13	-	58	71
Long-term	-	533	-	(25)	508
Net commodity risk management assets	-	546	-	33	579

Other
Current	(1)	28	-	2	29
Long-term	-	178	6	(1)	183
Net other risk management assets (liabilities)	(1)	206	6	1	212

Total net risk management assets (liabilities)	(1)	752	6	34	791

TRANSALTA CORPORATION /Q3 2015	F18

As at Dec. 31, 2014
	Net investment hedges	Cash flow hedges	Fair value hedges	Not designated as a hedge	Total
Commodity risk management
Current	-	(2)	-	93	91
Long-term	-	257	-	(10)	247
Net commodity risk management assets	-	255	-	83	338

Other
Current	-	56	-	(2)	54
Long-term	-	55	6	-	61
Net other risk management assets (liabilities)	-	111	6	(2)	115

Total net risk management assets	-	366	6	81	453

B. Nature and Extent of Risks Arising from Financial Instruments

The following discussion is limited to the nature and extent of certain risks arising from financial instruments, which are also more fully discussed in Note 14(B) of the Corporation’s most recent annual consolidated financial statements.

I. Commodity Price Risk

Value at Risk (“VaR”) is the most commonly used metric employed to track and manage the market risk associated with commodity and other derivatives. VaR is used to determine the potential change in value of the Corporation’s proprietary trading portfolio, over a three day period within a 95 per cent confidence level, resulting from normal market fluctuations. VaR is estimated using the historical variance - covariance approach.

a. Commodity Price Risk - Proprietary Trading

The Corporation’s Energy Marketing Segment conducts proprietary trading activities and uses a variety of instruments to manage risk, earn trading revenue, and gain market information.

VaR at Sept. 30, 2015 associated with the Corporation’s proprietary trading activities was $3 million (Dec. 31, 2014 - $5 million).

b. Commodity Price Risk – Generating Business

Various commodity contracts and other financial instruments are used to manage the commodity price risk associated with the Corporation’s electricity generation, fuel purchases, emissions, and byproducts, as considered appropriate. VaR at
Sept. 30, 2015 associated with the Corporation’s commodity derivative instruments used in these hedging activities was
$21 million (Dec. 31, 2014 - $27 million). VaR at Sept. 30, 2015 associated with positions and economic hedges that do not meet hedge accounting requirements was $3 million (Dec. 31, 2014 - $7 million).

TRANSALTA CORPORATION /Q3 2015	F19

II. Currency Rate Risk

As part of the Transaction described in Note 3, the Corporation has entered into foreign exchange hedging contracts with TransAlta Renewables to mitigate the risks to TransAlta Renewables shareholders of adverse changes in AUD in respect of AUD$392 million remaining investments to fund the South Hedland project. In addition, the Corporation has agreed to mitigate the risks to TransAlta Renewables shareholders of adverse changes in USD and AUD in respect of cash flows from the Australian assets in relation to the Canadian dollar for the first five years from the time of the Transaction. The financial effects of these contracts and agreements eliminate on consolidation.

In order to mitigate some of the risk that is attributable to non-controlling interests, the Corporation has entered into foreign currency hedges with third parties to the extent of the non-controlling interest percentage of the expected cash flow over five years. Hedge accounting is not applied to these foreign currency hedges and accordingly the gain on the contracts, amounting to $1 million and nil, has been recognized as a foreign exchange gain in the Condensed Consolidated Statement of Earnings during the three and nine months ended Sept. 30, 2015, respectively.

III. Credit Risk

Credit risk is the risk that customers or counterparties will cause a financial loss for the Corporation by failing to discharge their obligations, and the risk to the Corporation associated with changes in creditworthiness of entities with which commercial exposures exist.

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for customers and counterparties. In certain cases, the Corporation will require security instruments such as parental guarantees, letters of credit, cash collateral or third party credit insurance to reduce overall credit risk. The following table outlines the Corporation’s maximum exposure to credit risk without taking into account collateral held or right of set-off, including the distribution of credit ratings, as at Sept. 30, 2015:

	Investment grade (Per cent)	Non-investment grade (Per cent)	Total (Per cent)	Total Amount
Trade and other receivables(1)	91	9	100	494
Long term finance lease receivables(2)	41	59	100	770
Risk management assets(1)	100	-	100	1,056
Total				2,320
(1) Letters of credit and cash are the primary types of collateral held as security related to these amounts.
(2) Includes a balance of $431 million attributable to one non-investment grade customer. Risk of significant loss arising from this counterparty has been assessed as low, considering the counterparty’s financial position and how the Corporation provides its services in an area of the counterparty’s lower-cost operations, and the Corporation's other credit risk management practices.

The maximum credit exposure to any one counterparty for commodity trading operations and hedging, including the fair value of open trading positions, net of any collateral held, at Sept. 30, 2015 was $30 million (Dec. 31, 2014 - $29 million).

TRANSALTA CORPORATION /Q3 2015	F20

IV. Liquidity Risk

Liquidity risk relates to the Corporation’s ability to access capital to be used for proprietary trading activities, commodity hedging, capital projects, debt refinancing, and general corporate purposes.

A maturity analysis of the Corporation’s financial liabilities is as follows:

	2015	2016	2017	2018	2019	2020 and thereafter	Total
Accounts payable and accrued liabilities	386	-	-	-	-	-	386
Long-term debt(1)	5	35	546	883	1,241	1,668	4,378
Commodity risk management (assets) liabilities	(21)	(44)	(42)	(47)	(61)	(364)	(579)
Other risk management (assets) liabilities	(15)	(15)	(108)	(74)	-	-	(212)
Interest on long-term debt(2)	53	207	200	160	124	807	1,551
Dividends payable	59	-	-	-	-	-	59
Total	467	183	596	922	1,304	2,111	5,583
(1) Excludes impact of hedge accounting and includes drawn credit facilities that are currently scheduled to mature between 2016 and 2018.
(2) Not recognized as a financial liability on the Condensed Consolidated Statements of Financial Position.

C. Collateral and Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs. If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at Sept. 30, 2015, the Corporation had posted collateral of $96 million (Dec. 31, 2014 - $73 million) in the form of letters of credit on derivative instruments in a net liability position. Certain derivative agreements contain credit-risk-contingent features, including a credit rating downgrade to below investment grade, which if triggered would result in the Corporation having to post an additional $143 million (Dec. 31, 2014 - $86 million) of collateral to its counterparties.

10. PROPERTY, PLANT, AND EQUIPMENT

A reconciliation of the changes in the carrying amount of PP&E is as follows:

	Land	Coal generation	Gas generation	Renewable generation	Mining property and equipment	Assets under construction	Capital spares and other(1)	Total
As at Dec. 31, 2014	82	2,862	876	2,169	615	341	293	7,238
Additions	1	-	6	-	-	365	3	375
Acquisitions (Note 3)	-	-	-	211	-	-	-	211
Additions - finance lease	-	-	-	-	7	-	-	7
Disposals (Note 3)	-	-	(244)	-	-	-	(1)	(245)
Asset impairment reversals	-	-	1	-	-	-	-	1
Depreciation	-	(207)	(68)	(74)	(44)	-	(9)	(402)
Revisions and additions to decommissioning and restoration costs	-	(17)	(3)	(8)	(2)	-	-	(30)
Retirement of assets	-	(9)	(6)	(4)	(2)	-	(1)	(22)
Change in foreign exchange rates	1	53	(3)	14	8	(4)	6	75
Transfers	10	166	122	28	33	(346)	(13)	-
As at Sept. 30, 2015	94	2,848	681	2,336	615	356	278	7,208
(1) Includes major spare parts and stand-by equipment available, but not in service, and spare parts used for routine, preventative or planned maintenance.
TRANSALTA CORPORATION /Q3 2015	F21

11. CREDIT FACILITIES, LONG-TERM DEBT, AND FINANCE LEASE OBLIGATIONS

A. Debt and Letters of Credit

The amounts outstanding are as follows:

As at	Sept. 30, 2015			Dec. 31, 2014
	Carrying value	Face value	Interest(1)	Carrying value	Face value	Interest(1)
Credit facilities(2)	832	832	2.7%	96	96	2.8%
Debentures	1,044	1,051	6.0%	1,043	1,051	6.1%
Senior notes(3)	2,149	2,147	4.9%	2,444	2,436	4.9%
Non-recourse(4)	330	331	5.3%	380	383	5.9%
Other	17	17	5.9%	19	19	5.9%
	4,372	4,378		3,982	3,985
Finance lease obligations	78			74
	4,450			4,056
Less: current portion of long-term debt	(32)			(738)
Less: current portion of finance lease obligations	(15)			(13)
Total current long-term debt and finance lease obligations	(47)			(751)
Total credit facilities, long-term debt, and finance lease obligations	4,403			3,305
(1) Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.
(2) Composed of bankers' acceptances and other commercial borrowings under long-term committed credit facilities.
(3) US face value at Sept. 30, 2015 - US$1.6 billion (Dec. 31, 2014 - US$2.1 billion).
(4) Includes US$62 million at Sept. 30, 2015 (Dec. 31, 2014 - US$20 million).

On Jan. 15, 2015, the Corporation’s US$500 million 4.75 per cent senior notes matured and were paid out using existing liquidity.

On Feb. 11, 2015, the Corporation and its partner issued non-recourse bonds secured by their jointly owned Pingston facility. The Corporation’s share of gross proceeds was $45 million. The non-recourse bonds bear interest at the annual fixed interest rate of 2.95 per cent, payable semi-annually with no principal repayments until maturity in May 2023. Proceeds were used to repay the
$35 million non-recourse debenture bearing interest at 5.28 per cent related to the Pingston facility.

On Sept. 1, 2015, the Corporation’s $120 million 5.33 per cent non-recourse debentures matured and were paid out using existing liquidity. The Corporation also closed the acquisition of solar assets (see Note 3) and assumed approximately US$42 million of non-recourse variable rate debt, of which approximately US$32 million is hedged to a fixed rate of 4.698 per cent.

As at Sept. 30, 2015, TransAlta had a total of $2.1 billion (Dec. 31, 2014 - $2.1 billion) of committed credit facilities and bilateral credit facilities, of which $0.9 billion (Dec. 31, 2014 - $1.6 billion) was available, subject to customary borrowing conditions.

On Oct. 1, 2015, the Corporation issued non-recourse debentures, as described in Note 16.

The total outstanding letters of credit as at Sept. 30, 2015 was $449 million (Dec. 31, 2014 - $396 million) with no
(Dec. 31, 2014 - nil) amounts exercised by third parties under these arrangements. All letters of credit expire within one year and are expected to be renewed, as needed, in the normal course of business.

The Corporation’s debt has terms and conditions, including financial covenants, that are considered normal and customary. As at
Sept. 30, 2015, the Corporation was in compliance with all debt covenants.

TRANSALTA CORPORATION /Q3 2015	F22

B. Restrictions

Non-recourse debentures of $229 million (Dec. 31, 2014 - $344 million) issued by the Corporation’s Canadian Hydro Developers, Inc. (“CHD”) subsidiary include restrictive covenants requiring the proceeds received from the sale of assets to be reinvested into similar renewable assets or in the repayment of the non-recourse debentures.

Other non-recourse debt of $101 million (Dec. 31, 2014 - $35 million) is secured by certain renewable generation facilities and subject to customary financing restrictions which restrict the Corporation’s ability to access funds generated by the facilities’ operations.

12. COMMON SHARES

A. Issued and Outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.

	3 months ended Sept. 30				9 months ended Sept. 30
	2015		2014		2015		2014
	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount	Common shares (millions)	Amount
Issued and outstanding, beginning of period	278.7	3,039	271.8	2,962	275.0	3,001	268.2	2,916
Issued under the dividend reinvestment and optional common share purchase plan	1.9	19	1.6	19	5.6	57	5.2	65
	280.6	3,058	273.4	2,981	280.6	3,058	273.4	2,981
Amounts receivable under Employee Share Purchase Plan	-	(2)	-	(2)	-	(2)	-	(2)
Issued and outstanding, end of period	280.6	3,056	273.4	2,979	280.6	3,056	273.4	2,979

B. Dividends

On July 21, 2015, the Corporation declared a quarterly dividend of $0.18 per common share, payable on Oct. 1, 2015. On payment, 3.4 million common shares were issued for dividends reinvested.

On Oct. 29, 2015, the Corporation declared a quarterly dividend of $0.18 per common share, payable on Jan. 1, 2016.

There have been no other transactions involving common shares between the reporting date and the date of completion of these unaudited interim condensed consolidated financial statements.

TRANSALTA CORPORATION /Q3 2015	F23

13. PREFERRED SHARES

A. Issued and Outstanding

All preferred shares issued and outstanding are non-voting cumulative redeemable fixed rate first preferred shares. The holders are entitled to receive cumulative fixed quarterly cash dividends at specified rates, as approved by the Board. Refer to Note 25 of the Corporation’s most recent annual consolidated financial statements for more information regarding the terms of the preferred shares.

At Sept. 30, 2015 and Dec. 31, 2014, the Corporation had 12.0 million Series A, 11.0 million Series C, 9.0 million Series E, and
6.6 million Series G Cumulative Redeemable Rate Reset First Preferred shares issued and outstanding.

B. Dividends

The following table summarizes the preferred share dividends declared within the three and nine months ended Sept. 30:

		3 months ended Sept. 30		9 months ended Sept. 30
	Quarterly amounts per share	2015	2014	2015	2014
Series		Total	Total	Total	Total
A	0.2875	3	3	10	10
C	0.2875	4	4	10	10
E	0.3125	2	2	8	8
G	0.33125	3	-	7	-
Total for the period		12	9	35	28

On Oct. 29, 2015, the Corporation declared a quarterly dividend of $0.2875 per share on the Series A and Series C preferred shares, $0.3125 per share on the Series E preferred shares, and $0.33125 per share on the Series G preferred shares all payable
Dec. 31, 2015.

14. COMMITMENTS AND CONTINGENCIES

A. TransAlta Energy Bill Commitment

On July 30, 2015, the Corporation announced that it would formalize its commitment to invest US$55 million over the remaining 10 year life of the Centralia coal plant to support energy effiency, economic and community development, and education and retraining initiatives in Washington State by waiving its right to terminate the commitment on the basis of the level of contract sales of the Centralia plant. As of Sept. 30, 2015, the Corporation has funded US$14 million of the commitment which is recognized as an Other asset in the Condensed Consolidated Statements of Financial Position.

B. Contingencies

TransAlta is occasionally named as a party in various claims and legal and regulatory proceedings that arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed, and the availability of insurance coverage. There can be no assurance that any particular claim will be resolved in the Corporation’s favour or that such claims may not have a material adverse effect on TransAlta. Inquiries from regulatory bodies may also arise in the normal course of business, to which the Corporation responds as required.

TRANSALTA CORPORATION /Q3 2015	F24

15. SEGMENT DISCLOSURES

A. Reported Segment Earnings (Loss)

3 months ended Sept. 30, 2015	Canadian Coal	U.S. Coal	Gas	Wind(1)	Hydro	Energy Marketing	Corporate	Total
Revenues	253	172	140	38	28	10	-	641
Fuel and purchased power	116	121	57	3	2	-	-	299
Gross margin	137	51	83	35	26	10	-	342
Operations, maintenance, and administration	51	15	24	11	9	4	16	130
Depreciation and amortization	62	15	22	26	7	-	7	139
Restructuring provision	2	1	1	-	-	3	4	11
Taxes, other than income taxes	3	-	-	1	2	-	-	6
Net other operating (income) loss	(2)	-	-	-	-	56	-	54
Operating income (loss)	21	20	36	(3)	8	(53)	(27)	2
Finance lease income	-	-	15	-	-	-	-	15
Gain on sale of assets	-	-	263	-	-	-	-	263
Net interest expense								(63)
Foreign exchange loss								2
Earnings before income taxes								219
(1) Includes the results of the acquired Solar facilities commencing Sept. 1, 2015.

3 months ended Sept. 30, 2014 (Restated - see Note 2)	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	260	144	149	43	40	3	-	639
Fuel and purchased power	126	84	60	3	4	-	-	277
Gross margin	134	60	89	40	36	3	-	362
Operations, maintenance, and administration	52	11	25	11	13	7	19	138
Depreciation and amortization	59	13	28	22	6	-	7	135
Asset impairment reversal	-	-	(1)	-	-	-	-	(1)
Taxes, other than income taxes	3	1	-	2	-	-	1	7
Operating income (loss)	20	35	37	5	17	(4)	(27)	83
Finance lease income	-	-	12	-	-	-	-	12
Net interest expense								(64)
Earnings before income taxes								31

TRANSALTA CORPORATION /Q3 2015	F25

9 months ended Sept. 30, 2015	Canadian Coal	U.S. Coal	Gas	Wind(1)	Hydro	Energy Marketing	Corporate	Total
Revenues	704	246	447	160	91	24	-	1,672
Fuel and purchased power	328	210	183	9	6	-	-	736
Gross margin	376	36	264	151	85	24	-	936
Operations, maintenance, and administration	148	37	71	35	29	13	50	383
Depreciation and amortization	178	47	75	70	19	-	20	409
Asset impairment recovery	-	-	(1)	-	-	-	-	(1)
Restructuring provision	9	1	1	-	-	3	4	18
Taxes, other than income taxes	9	2	2	5	3	-	-	21
Net other operating (income) loss	(2)	-	-	-	-	56	-	54
Operating income (loss)	34	(51)	116	41	34	(48)	(74)	52
Finance lease income	-	-	41	-	-	-	-	41
Gain on sale of assets	-	-	263	-	-	-	-	263
Net interest expense								(182)
Foreign exchange loss								1
Earnings before income taxes								175
(1) Includes the results of the acquired Solar facilities commencing Sept. 1, 2015.

9 months ended Sept. 30, 2014 (Restated - see Note 2)	Canadian Coal	U.S. Coal	Gas	Wind	Hydro	Energy Marketing	Corporate	Total
Revenues	750	266	537	172	104	76	-	1,905
Fuel and purchased power	364	176	266	10	8	-	-	824
Gross margin	386	90	271	162	96	76	-	1,081
Operations, maintenance, and administration	148	35	75	34	34	27	51	404
Depreciation and amortization	175	40	83	66	18	-	20	402
Asset impairment reversal	-	-	(1)	-	-	-	-	(1)
Taxes, other than income taxes	9	2	2	5	2	-	1	21
Net other operating (gains) losses	-	-	-	-	(2)	5	-	3
Operating income (loss)	54	13	112	57	44	44	(72)	252
Finance lease income	-	-	36	-	-	-	-	36
Gain on sale of assets								1
Net interest expense								(192)
Foreign exchange loss								(7)
Earnings before income taxes								90

During the three and nine months ended Sept. 30, 2015, the Corporation recorded a $17 million writedown
(Sept. 30, 2014 - $6 million writedown) and $19 million writedown (Sept. 30, 2014 - $6 million writedown) of coal inventory to its net realizable value. The writedown is included in fuel and purchased power of the U.S. Coal Segment.

Included in revenues of the Wind Segment for the three and nine months ended Sept. 30, 2015 are $4 million
(Sept. 30, 2014 - $4 million) and $14 million (Sept. 30, 2014 - $15 million) of incentives received under a Government of Canada program in respect of power generation from qualifying wind projects.

TRANSALTA CORPORATION /Q3 2015	F26

B. Depreciation and Amortization on the Condensed Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported on the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows is presented below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2015	2014	2015	2014
Depreciation and amortization expense on the Condensed Consolidated Statement of Earnings	139	135	409	402
Depreciation included in fuel and purchased power	14	13	43	41
Depreciation and amortization expense on the Condensed Consolidated Statements of Cash Flows	153	148	452	443

16. SUBSEQUENT EVENTS

A. U.S. Wind Acquisition

On Oct. 1, 2015, the Corporation closed the previously announced acquisition of 100 per cent of the membership interests of Odin Wind Power LLC, owner of the 50 MW Lakeswind wind facility located in Minnesota for cash consideration of $49 million and the assumption of certain tax equity obligations. The facility is contracted under long-term power purchase agreements until 2034 with high quality counterparties. The Corporation is currently in the process of assessing the fair values of identifiable assets and liabilities of the entity.

B. Ontario Wind Asset Financing

On Oct. 1, 2015, Melancthon Wolfe Wind LP (the “Issuer”), a wholly owned subsidiary of TransAlta Renewables closed a
$442 million bond offering, which were secured by a first ranking charge over all assets of the Issuer, the Melancthon and Wolfe Island wind farms. The bonds are amortizing, and bear interest at a rate of 3.834 per cent, payable semi-annually and mature on Dec. 31, 2028.

Net proceeds of the financing will be used to reduce the draw down on the Corporation’s credit facilities.